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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                               For March 14, 2000




                               MADGE NETWORKS N.V.
                 (Translation of registrant's name into English)



                           Transpolis Schiphol Airport
                                Polaris Avenue 23
                                2132 JH Hoofddorp
                                 The Netherlands
                     (Address of principal executive office)


       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F    X      Form 40-F
                             -----              -----

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                  Yes        No   X
                      -----     -----

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-  N.A.
                      ------


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                               MADGE NETWORKS N.V.



         The expenses in connection with the issuance and distribution of the securities pursuant to the Registration Statement on Form F-3 (File No. 333-94963), all of which will be paid by us, are substantially as follows (all amounts are estimated except the Securities and Exchange Commission registration fee).



Item                                                                     Amount
----                                                                     ------
Securities and Exchange Commission registration fee.............     $  7,920.00
Accounting fees and expenses....................................       43,400.00
Legal fees and expenses.........................................       50,000.00
Transfer agent fees and expenses................................        5,000.00
Printing and engraving expenses.................................       13,500.00
Miscellaneous expenses..........................................        5,000.00
                           Total                                     $124,820.00


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Madge Networks N.V.


                                        By: /s/ Robert H. Madge
                                            -------------------
                                            Robert H. Madge
                                            Managing Director


Date:  March 14, 2000


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